Mail Stop 4561

December 18, 2008

Mr. William S. Gorin
President and Chief Financial Officer
MFA Mortgage Investments, Inc.
350 Park Avenue
21st Floor
New York, NY 10022

> **Re: MFA Mortgage Investments, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 001-13991**

Dear Mr. Gorin:

We have reviewed your response letter dated October 31, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

1. We have considered your response to our prior comments from our letter dated October 31, 2008. We remain unclear how you have been able to conclude that you have the intent and ability to hold certain AFS securities held in an unrealized loss position to recovery or maturity. Please provide to us an analysis supporting your conclusions, considering the following:
    - You note asset sales during the third quarter of 2007 were made in reaction to unanticipated and adverse changes in the overall financial marketplace. Given current market conditions, explain to us how you have been able to conclude that further deteriorations in the market will not necessitate the sale of additional securities at a loss;
    - We note that each fiscal year since 2005, you have sold portions of your MBS portfolio at net realized losses. Based on the current market conditions, and your four year history of sales of MBS at a loss, please further justify your conclusions that you have the intent to hold your current MBS to recovery; and
    - The extent to which your current repo lines are renewable or contain roll-over terms. If you are not able to extend the maturity of these lines, explain to us how you intend to payoff maturing repo lines without selling MBS in an unrealized loss position.

2. Include and enhance your disclosure to include a discussion similar to that provided within your response dated October 31, 2008. Specifically, please provide a discussion of the expected recovery period for any MBS in an unrealized loss position and the other sources of near term liquidity the Company has available that will enable the Company to hold securities in an unrealized loss position until maturity and/or recovery.

3. In addition to the analysis requested above, please tell us, and enhance your periodic filings to provide the following disclosures:
    - Address whether repo agreements used to finance security purchases are renewable or contain roll-over terms. To the extent you are not able to renew or roll-over repo lines, explain how you intend to payoff any maturing repo lines without selling MBS in an unrealized loss position;
    - Discuss the amount of margin calls made during each interim period, and the sources of funding for such margin calls, including use of your cushion (i.e., cash, unpledged MBS collateral, collateral in excess of haircuts);
    - Provide a sensitivity analysis related to your fair value estimates in your MD&A; and
    - Include a discussion of the specific impacts that further decreases in interest rates or increases in pre-payments will have on your portfolio. Specifically address whether these changes will result in the recognition of

any unrealized losses on the related MBS and the estimated amount of the loss (if any) that would be incurred.

4.   Enhance your disclosure related to Non-Agency MBS to include a discussion of the exact type of loans that underlies your AAA rated securities Additionally, please include a discussion of the exact type of loan that underlies the securities for any securities rated below AAA, the reasons why the securities are rated below AAA, and the reasons for any downgrades in credit rating for the current period.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant